Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Registration Statement on Form S-1 of our report dated April 16, 2011 relating to the consolidated financial statements of USA Synthetic Fuel Corporation appearing in the Prospectus, which is part of this Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Prospectus.  Our report contains an explanatory paragraph that states that the Company has a working capital deficit, a deficit accumulated during the development stage and has incurred significant losses since inception, which raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ KWCO, PC
(Formerly Killman, Murrell & Company, P.C.)
January 18, 2012